October 7, 2016

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 4628

Washington D.C. 20549

Via EDGAR and Federal Express

Attention:	Ms. Mara L. Ransom
Mr. Danilo Castelli

Re:	Ocean Power Technologies, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 30, 2016
File No. 333-213519

Dear Ms. Ransom and Mr. Castelli:

This letter is in response to your letter dated October 7, 2016, to Ocean Power Technologies, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). We have also filed an amendment to the Registration Statement to file the amended Exhibit 5.1 below, as well as update shares outstanding and stock price information for a more current date. For your convenience, the responses below are preceded by the Staff’s comment to which the response relates.

Amendment No. 1 to Registration Statement on Form S-1

General

1.	Original Comment. We note your response to our oral comment and reissue the comment in part:

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We note discrepancies between your response letter and your prospectus supplements. For example, you state in your response letter that $293,343 in proceeds was received from your At-the-Market Offering program, however, your prospectus supplement filed on April 26, 2016 states that you received $294,053. You also state in your response letter that $3,949,852 was received from your registered direct offering and yet the prospectus supplement filed on July 21, 2016 indicates that you received $3,098,931 in both your At-the-Market and registered direct offerings. Please advise.

●

Additionally, please explain how you calculated the value of gross proceeds from the sale of warrants to purchase 145,952 shares of common stock from your prospectus supplement filed on June 7, 2016. It appears you may have calculated the value of the equity underlying these warrants by using the exercise price of $6.08 instead of the price used to calculate the aggregate market value of the company’s outstanding securities, which according to your prospectus supplement was $6.04. Please refer to General Instruction I.B.6 of Form S-3 and the Instruction thereunder for guidance.

U.S. Securities & Exchange Commission

October 7, 2016

Response. In response to the Staff’s comment, the Company informs the Staff of the following information:

●

The proceeds from the At-the-Market Offering program was in fact $293,343. The $294,503 which was stated in the prospectus supplement filed on April 26, 2016 was the result of a mistake in the calculation of the proceeds.

In addition, the preliminary prospectus supplement filed on July 21, 2016 indicated proceeds received in both the At-the-Market and registered direct offerings of $3,098,931 because the value of the warrants issued in the registered direct offerings was calculated using the exercise price for the warrant instead of the price used to calculate the aggregate market value of the Company’s outstanding securities as contemplated by General Instruction I.B.6 of Form S-3 (the “Instruction”). However, the $3,949,852 amount stated in the response letter of September 30, 2016 was calculated correctly using, as contemplated by the Instruction, the price used to calculate the aggregate market value of the Company’s outstanding securities in the July 21 preliminary prospectus supplement ($8.29, the closing price on July 15, was used for July 21) for the warrants. The amount of proceeds of $4,243,194.92 shown in the definitive prospectus supplement of July 22 correctly used the price, as contemplated by the Instruction, used to calculate the aggregate market value of the Company’s outstanding securities in the July 22 definitive prospectus supplement ($13.92, the closing price on July 20, was used for July 22) for the warrants.

●

As noted in the Staff’s comment, the value of gross proceeds from the sale of the warrants was calculated using the exercise price of the warrants, instead of using the price used to calculate the aggregate market value of the Company’s outstanding securities as contemplated by the Instruction. The Company notes that the exercise price of the warrants was actually higher than the price used to calculate the aggregate market value of the Company’s outstanding securities as contemplated by the Instruction, meaning that the Company overestimated the amount of securities which had been sold pursuant to the Instruction.

Exhibit 5.1

2.	Original Comment. Please revise the third paragraph of your legal opinion to clarify which “Agreement” you are referencing, as this terms is not defined.

Response. In response to the Staff’s comment, a revised version of Exhibit 5.1 has been filed with an amendment to the Registration Statement.

U.S. Securities & Exchange Commission

October 7, 2016

In connection with the Company’s response to the Staff, the Company acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (609) 730-0400 x218 with any additional comments or questions you may have.

Very truly yours,

/s/ George H. Kirby

George H. Kirby
President and Chief Executive Officer